UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Issuance of Press Release

On May 11, 2026, Turbo Energy, S.A. (the “Company”) issued a press release announcing a strategic partnership with Chile-based investment family office Inversiones Sandomac Limitada to accelerate the expansion of Turbo Energy Solutions (“TES”), the Company’s local platform for deploying Energy-as-a-Service (“EaaS”) infrastructure across Chile and broader Latin America markets.

As part of the transaction, Inversiones Sandomac Limitada will make a strategic investment in TES and participate in its expansion plan, supporting the accelerated deployment of Turbo Energy’s AI-driven EaaS model and SUNBOX Home residential energy systems throughout Chile. The Company believes the transaction strengthens its positioning in one of Latin America’s fastest-growing distributed energy markets and supports its broader strategy focused on recurring energy services, software-driven optimization and international expansion. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibit 99.1 to this Report on Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Exhibit Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy Expands AI-Driven Energy Platform in Chile to Capture Growing Distributed Energy Opportunity”, dated May 11, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: May 11, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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